SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549



                              FORM 11-K
                            ANNUAL REPORT


                   Pursuant to Section 15(d) of the
                   Securities Exchange Act of 1934

                 For the year ended December 31, 1993



                  INDEPENDENT INSURANCE GROUP, INC.
                     INDEPENDENT LIFE INVEST PLAN




                  INDEPENDENT INSURANCE GROUP, INC.
                        One Independent Drive
                     Jacksonville, Florida  32276
                      Telephone: (904) 358-5151

















INDEPENDENT INSURANCE GROUP, INC.
INDEPENDENT LIFE INVEST PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1993


               CORPORATE                        FIXED  INDEPENDENT
                 EQUITY   BALANCED   INCOME      GIC      STOCK
                  FUND     FUND       FUND       FUND      FUND      TOTAL

ASSETS:
Cash               $143         $1         $0         $0         $1       $145
Investments, at market (Note 3):
 Independent Insurance Group, Inc.
non-voting
  common stock        0          0          0          0    916,382     916,382
 Common trust
  funds       5,976,983  2,969,427  1,687,164  2,191,608    629,387   3,454,569
Loans to
  participants  206,834     94,694     53,472     62,909     66,798     484,707
Employer contributions
 receivable     239,237    123,404     77,149    100,352     86,290     626,432
Total Assets  6,423,197  3,187,526  1,817,785  2,354,869  1,698,858  15,482,235
LIABILITIES:
Withdrawals and distributions
 payable to
 participants   230,653     56,681     40,351     60,579     34,266     422,530



NET ASSETS AVAILABLE FOR
  BENEFITS   $6,192,544 $3,130,845 $1,777,434 $2,294,290 $1,664,592 $15,059,705




See accompanying notes to financial statements.
















INDEPENDENT INSURANCE GROUP, INC.
INDEPENDENT LIFE INVEST PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1993

                CORPORATE                        FIXED  INDEPENDENT
                 EQUITY    BALANCED   INCOME      GIC      STOCK
                  FUND      FUND       FUND       FUND      FUND      TOTAL

ADDITIONS:
Contributions:
 Participants $1,575,766   $778,650  $474,975   $651,955   $547,266   $4,028,612
  Employer (net of forfeitures
  of $26,934)    240,099    124,117    77,804    100,970     86,751      629,741
Investment income:
  Interest       110,504    113,333    88,761    131,798      1,552      445,948
  Dividends            0          0         0          0     20,903       20,903
  Interest on loans to
   participants   10,872      5,462     3,119      3,489      3,836       26,778
  Net realized gains/
   (losses)      745,974    250,463    52,437     21,246   (101,202)     968,918
Transfers:
  Interfund
   transfers      46,834     29,648    88,931    (87,390)   (78,023)           0
  Transfer from South
   Atlantic Plan  72,922     62,615    10,644    105,703     17,176      269,060

Total
 Additions     2,802,971  1,364,288 7,960,671    927,771    498,259   6,389,96

DEDUCTIONS:
Withdrawals and distributions to
 participants    677,376    304,362   212,840    341,316    189,850    1,725,744
Net unrealized depreciation/(appreciation)
 in fair value of
 investments     330,860    113,185     2,522     34,015    (79,619)     400,963

Total
 Deductions    1,008,236    417,547   215,362    375,331    110,231    2,126,707
Net increase   1,794,735    946,741   581,309    552,440    388,028    4,263,253
NET ASSETS AVAILABLE FOR BENEFITS -
  BEGINNING OF
  YEAR         4,397,809  2,184,104  1,196,125  1,741,850  1,276,564  10,796,452

NET ASSETS AVAILABLE FOR BENEFITS -
  END OF
  YEAR        $6,192,544 $3,130,845 $1,777,434 $2,294,290 $1,664,592 $15,059,705



See accompanying notes to financial statements.



INDEPENDENT INSURANCE GROUP, INC.
INDEPENDENT LIFE INVEST PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1992

               CORPORATE                        FIXED  INDEPENDENT
                 EQUITY   BALANCED   INCOME      GIC      STOCK
                  FUND     FUND       FUND       FUND      FUND      TOTAL

ASSETS:
Cash           $28,568    $13,980     $7,822    $12,044    $11,465     $73,879

Investments, at market (Note 3):
  Independent Insurance Group, Inc.
  non-voting
   common stock      0          0          0          0  1,275,451   1,275,451
  Common trust
   funds     4,081,151  2,013,375  1,069,776  1,595,031     23,588   8,782,921
  Loans to
   participants 73,318     48,298     27,215     31,437     33,059     213,327
Contributions receivable:
  Employer     238,824    126,012     70,898    111,969    109,194     656,897
  Participants       9         46         23        136        (11)        203
Transfers receivable
  (payable)     42,810     24,480     51,879     22,066   (141,235)          0

Total Assets 4,464,680  2,226,191  1,227,613  1,772,683  1,311,511  11,002,678


LIABILITIES:
Withdrawals and
 distributions payable to
 participants   66,847     42,093     31,490     30,846     34,941     206,217
Other payables
 (receivables)      24         (6)        (2)       (13)         6           9

Total
 Liabilities    66,871     42,087     31,488     30,833     34,947     206,226

NET ASSETS
 AVAILABLE FOR
  BENEFITS  $4,397,809 $2,184,104 $1,196,125 $1,741,850 $1,276,564 $10,796,452


See accompanying notes to financial statements.








INDEPENDENT INSURANCE GROUP, INC.
INDEPENDENT LIFE INVEST PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1992


               CORPORATE                        FIXED  INDEPENDENT
                 EQUITY   BALANCED   INCOME      GIC      STOCK
                  FUND     FUND       FUND       FUND      FUND      TOTAL

ADDITIONS:
Contributions:
 Participants $1,520,803  $747,056  $419,606  $652,374   $642,397   $3,982,236
 Employer (net of forfeitures
 of $20,352)     239,618   126,262    71,061   112,201    109,744      658,886
Investment income:
  Interest        87,991    95,072    68,347    96,248      2,097      349,755
  Dividends            0         0         0         0     55,647       55,647
  Interest on loans to
   participants    5,087     2,379     1,469     1,353      1,734       12,022
  Net realized
   gains         326,188   116,641    33,306     3,195     16,516      495,846

Total
 Additions     2,179,687 1,087,410   593,789   865,371    828,135    5,554,392


DEDUCTIONS:
Withdrawals and
 distributions to
 participants   334,985    145,637      96,882    127,151    161,817     866,472
Net unrealized depreciation
 in fair value of
 investments    157,297     86,640      30,360     14,441    318,685     607,423
Interfund
 transfers       (3,561)   (50,147)    (72,621)    (5,790)   132,119           0

Total
 Deductions     488,721    182,130      54,621    135,802    612,621   1,473,895

Net increase  1,690,966    905,280     539,168    729,569    215,514   4,080,497
NET ASSETS AVAILABLE FOR BENEFITS -
  BEGINNING OF
  YEAR        2,706,843  1,278,824     656,957  1,012,281  1,061,050   6,715,955


NET ASSETS AVAILABLE FOR BENEFITS -
  END OF
  YEAR       $4,397,809 $2,184,104  $1,196,125 $1,741,850 $1,276,564 $10,796,452

See accompanying notes to financial statements.



INDEPENDENT INSURANCE GROUP, INC.
INDEPENDENT LIFE INVEST PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1993 AND 1992


1. DESCRIPTION OF THE PLAN

    The following description of the Independent Life Invest
     Plan (the "Plan") provides general information to participants. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    General
    The Plan, as amended and restated on April 10, 1992 and May
     8, 1992, was commenced and made effective August 8, 1990 under the provisions of Section 401(k) of the Internal Revenue Code. The Plan is a defined contribution plan covering all full-time employees of The Independent Life and Accident Insurance Company and its affiliates (the "Company") with one year or more of service and who are at least twenty-one years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    Contributions

      Employee
      Highly compensated employees, as described in Internal
       Revenue Code Section 414(q), may make basic contributions from 1% to 4% and supplemental contributions from 1% to 3% of their earned compensation, limited to $8,994 (as adjusted for the cost of living as defined by the Secretary of the Treasury) per calendar year. Earned compensation is defined as base pay plus commissions, not to exceed $235,840 (as indexed by the Internal Revenue Service) per year. Non-highly compensated employees may make basic contributions from 1% to 4% and supplemental contributions from 1% to 11% of their earned compensation, limited to $8,994 per calendar year. The percentage which will be considered a basic contribution may be changed for any future period by action of the Company's Board of Directors.


      Employer
      The Company makes annual matching contributions equal to 25% of each participant's basic contribution for the Plan year. The Company's Board of Directors may change the matching percentage prior to each Plan year.


      Participant Accounts
      The Company maintains separate Basic Contribution accounts,
       Supplemental Contribution accounts, and Employer Contribution accounts for each participant. Employee contributions are deposited to participant accounts each payroll period; employer contributions are allocated to participant accounts on the last day of each Plan year to participants who were employed by the Company on the last day of the Plan year or employees whose separation from service was due to retirement, total and permanent disability, or death. Earnings of each investment fund, together with any increases or decreases in the fair market value of the fund investments, are allocated to participant accounts on the last day of each calendar quarter based on the participant's percentage of the applicable Investment Fund. Forfeitures of employer contributions are applied to reduce employer contributions otherwise payable; in a Plan year in which no employer contributions are made to the Plan, forfeitures will be allocated to participants who otherwise would have been eligible to receive an allocation of employer contributions.

     Each participant may elect, in multiples of 10%, the following investment options:

     Sun Trust Corporate Equity Fund - a fund of common stocks, convertible bonds and cash, with the objective of maximizing principal growth and generating an above-average return;

     Sun Bank Balanced Fund - a fund allowing for participation in all financial markets with a moderate income/moderate growth objective;

     Sun Bank High Grade Fixed Income Fund - a fund providing a higher level of short-term risk with a higher potential for long-term return, investing in high-yielding fixed income bonds with a rating of "A" or better;

     Sun Trust Employee Benefit GIC Fund - a fund guaranteeing the full principal by investing in insurance company
      Guaranteed Investment Contracts and short-term money market instruments;

    Independent Stock Fund - invests in the common stock of Independent Insurance Group, Inc., the Company's Parent. The stock is purchased by the Plan's Investment Manager in a market transaction at the current market price as quoted on the NASDAQ National Market System.


Vesting
    The Plan provides that employee contribution accounts are immediately and fully vested. Employer contribution accounts become vested over a six-year period according to the following schedule:

          Years of Service     Vesting Percentage

            Less than 2                0%
                 2                    20%
                 3                    40%
                 4                    60%
                 5                    80%
             6 or more               100%

    Withdrawals and Loans
    Participants under age 59 1/2 may make withdrawals of their vested account balance only by demonstrating financial hardship as defined in the Plan provisions. Participants who have attained age 59 1/2 may withdraw all or part of their vested account balance without regard to the financial hardship requirement. Participants who are actively employed by the Company may borrow a minimum of $1,000 up to one-half of the vested portion of their account balance to a maximum of $50,000. The loans bear interest at rates set by the Invest Plan Committee, and are repayable over a period from one to five years. The loans are treated as separate investments of the participants' accounts and the unpaid balance of each participant's loan is credited, on a proportional basis, with earnings based on the cumulative interest earnings on all outstanding participant loans.

    Payment of Benefits
     On termination of employment, death, or disability of the participant, payment will be made based on Plan provisions and participant elections. Such payment alternatives may include one lump-sum cash payment or deferred payments.

    Administrative Costs
     All expenses of the Plan and the Trustee shall be paid from the assets of the Plan unless paid by the Company. During
     1993 and 1992, all expenses of the Plan ($174,872 in 1993 and $144,518 in 1992) were paid by the Company.

    Plan Termination
     Although the Company has established the Plan as a permanent plan with the intention and expectation that it will continue in effect, the Company has the right to terminate the Plan at any time. In the event of complete termination of the Plan, the accrued benefit of each participant who is employed on the termination date shall be nonforfeitable, no further contributions or allocations shall be made after such date, and no employee shall become a participant after such date.


 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Presentation
     The Plan's accounts are maintained on the accrual basis which records revenues when earned, contributions in the period in which the right to receive such arise, and expenses when incurred.

    Investments
     The Plan's investments are held in common trust funds administered by Sun Bank N.A. The value of investments are based upon quoted market values on the last business day of the Plan year. The Plan's share of the investment income of the Sun Bank common trust funds is determined based on the Plan's proportionate share of the net assets of the common trust funds. Securities transactions are recorded on a trade date basis. The difference between cost and market value of investments at the beginning and end of the period is reported as unrealized appreciation or depreciation on investments using the average cost method.

    Income Taxes
     The Plan has received a favorable determination from the Internal Revenue Service as to the Plan's compliance with the requirements of Section 401(a) of the Internal Revenue Code (the "Code") and its exemption from Federal income taxes under the provisions of Section 501(a) of the Code; accordingly, no provision for income taxes has been made in the Plan's financial statements. Plan income and employer contributions represent taxable income to the Participants only when distributed.

    Amendments
     Certain technical amendments were made to the Plan during 1992 to comply with the requirements of Sections 401(a) and 501(a) of the Internal Revenue Code. These amendments did not materially affect the financial status of the Plan.


 3. INVESTMENTS

    The Plan's investments at December 31, 1993 and 1992 are summarized as follows:

                                                1993
                              Face Value
                              or Number                   Market
                              of Shares      Cost         Value

    Common Stock:
    Independent Insurance
       Group, Inc. Non-voting
       Common Stock            58,183   $ 1,047,140   $   916,382

    Common Trust Funds:
    Sun Trust Retirement
       Reserve Fund           880,033   $   880,033   $   880,033
    Sun Trust Corporate
       Equity Fund             71,891     7,583,017     7,345,822
    Corporate Fixed
       Income Fund              1,747       988,345       949,355
    Corporate Intermediate
       Fixed Income Fund       19,000       502,062       470,440
    Sun Bank High Grade
       Bond Fund              105,074     1,671,216     1,650,713
    Sun Trust Employee Benefit
       Stable Asset Fund      112,348     2,210,828     2,158,206

                                        $13,835,501   $13,454,569



                                                1992
                              Face Value
                              or Number                   Market
                              of Shares      Cost         Value

    Common Stock:
    Independent Insurance
       Group, Inc. Non-voting
       Common Stock            80,981   $1,485,828    $1,275,451

    Common Trust Funds:
    Sun Trust Retirement
       Reserve Fund           134,442   $  134,442    $  134,442
    Sun Trust Corporate
       Equity Fund             54,279    4,848,793     5,020,808
    Corporate Fixed
       Income Fund              1,223      611,030       592,103
    Corporate Intermediate
       Fixed Income Fund       17,628      422,120       405,268
    Sun Bank High Grade
       Bond Fund               74,558    1,072,231     1,054,250
    Sun Trust Employee Benefit
       Stable Asset Fund       87,075    1,594,655     1,576,050

                                        $8,683,271    $8,782,921


 The Participants' investment option elections at December 31, 1993 and 1992 are summarized as follows:


                                 Number of Participants

                                    1993        1992

    Corporate Equity Fund          1,809       2,471
    Balanced Fund                  1,271       1,711
    Fixed Income Fund              1,012       1,338
    GIC Fund                       1,073       1,574
    Independent Stock Fund         1,050       1,823



 4. SOUTH ATLANTIC PLAN MERGER

    On March 31, 1993, the profit sharing and savings plan sponsored by South Atlantic Life Insurance Company, a company purchased by The Independent Life and Accident Insurance Company in 1989, was terminated and merged into the Plan. In connection with the merger, nineteen South Atlantic plan participants became participants of the Plan and $269,060 of net assets available for benefits was transferred to the Plan.


 5. SUBSEQUENT EVENT

    On January 1, 1994, the Plan terminated the appointment of Sun Bank, N.A. as Trustee and appointed Wachovia Bank of North Carolina, N.A. as the successor Trustee. Participants' investment balances on that date were transferred to Wachovia and allocated among the following funds based on individual participant investment option elections:

         New York Venture Fund
         Fidelity Advisor Limited Term Bond Portfolio
         Templeton Foreign Fund
         American Funds:  Washington Mutual Investors
         Bankers Trust Pyramid GIC Fund
         Independent Insurance Group, Inc.
           Nonvoting Common Stock





















                     Independent Life Invest Plan

                      Assets Held for Investment

                          December 31, 1993



                                                  1993
                                      Shares or
                                      Face Value   Cost     Fair Value
Common Stock:
Independent Insurance Group, Inc.
   Non-voting Common Stock              58,183  $1,047,140    $916,382

Common Trust Funds:
Sun Trust Retirement Reserve Fund      880,033    $880,033    $880,033
Sun Trust Corporate Equity Fund         71,891   7,583,017   7,345,822
Corporate Fixed Income Fund              1,747     988,345     949,355
Corporate Intermediate
 Fixed Income Fund                      19,000     502,062     470,440
Sun Bank High Grade Bond Fund          105,074   1,671,216   1,650,713
Sun Trust Employee Benefit
 Stable Asset Fund                     112,348   2,210,828   2,158,206

                                               $13,835,501 $13,454,569



























INDEPENDENT LIFE INVEST PLAN

Transactions or Series of Transactions in Excess of 5 Percent of the Current Value of Plan Assets
Year ended December 31, 1993


   Identity of Party
    Involved                    Description of Asset              Purchase
                                                                    Price

1)Sun Bank Trust & Investment  SunTrust Retirement Reserve Fund
Management Group               6,763,232 units purchased         $6,017,641
                               6,017,641 units sold                   -


2)Sun Bank Trust & Investment  SunTrust Corporate Equity Fund
Management Group               19,442 units purchased             1,853,154
                                1,830 units sold                      -


3)Sun Bank Trust & Investment  SunTrust Employee Benefit Stable
Management Group               Asset Fund
                               37,456 units purchased               693,583
                               12,182 units sold                      -



4)Sun Bank Trust & Investment  Independent Insurance Group, Inc.
Management Group               Nonvoting Common Stock
                               21,574 shares purchased              362,898
                               44,260 shares sold                     -



                                                      Current Value       Net
                               Selling      Cost       of Asset on        Gain
                                Price     of Asset   Transaction Date    (Loss)

1)SunTrust Retirement Res Fund
 6,763,232 units purchased               $6,763,232      $6,763,232
 6,017,641 units sold        $6,017,641   6,017,641       6,017,641     $    0

2)SunTrust Corporate Equity Fund
 19,442 units purchased                   1,853,154       1,853,154

 1,830 units sold               179,133     146,883         179,133      32,250

3)SunTrust Employee Benefit Stable
 Asset Fund
 37,456 units purchased                     693,583         693,583
 12,182 units sold              229,000     207,754         229,000      21,246

4)Independent Insurance Group, Inc.
 Nonvoting Common Stock
 21,574 shares purchased                    362,898         362,898
 44,260 shares sold             697,805     799,006         697,805
(101,201)





      Report of Independent Certified Public Accountants

INVEST Plan Committee of the
Independent Life INVEST Plan
Jacksonville, Florida

We have audited the accompanying statements of net assets available for benefits of the Independent Life INVEST Plan (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. Our responsibility is to express an opinion of these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992. and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements as a whole. The accompanying supplemental schedules of assets held for investment as of December 31 1993 and transactions or series of transactions in excess of 5 percent of the current value of plan assets for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 basic financial statements taken as a whole


                                          ERNST & YOUNG

June 23, 1994














                                SIGNATURES

 The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                               INDEPENDENT LIFE INVEST PLAN








 Date   June 29, 1994      By:     Wilford C. Lyon, Jr.
                               Wilford C. Lyon, Jr.
                               Chairman of the Board and
                               Chief Executive Officer
                               Independent Insurance Group, Inc.




































      Consent of Independent Certified Public Accountants


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-35785) pertaining to the Independent Life INVEST Plan and in the related Prospectus of our report dated June 23, 1994, with respect to the financial statements of the Independent Life INVEST Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1993

                                         ERNST & YOUNG


Jacksonville, Florida
June 29, 1994